July 18, 2013

VIA EDGAR

Mr. Vince DiStefano

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”)
Registration Nos. 333-05265 and 811-07655

Dear Mr. DiStefano:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on February 25, 2013 regarding the Registrant’s Post-Effective Amendment No. 63 to its Registration Statement on Form N-1A filed on January 7, 2013 (the “PEA”), pursuant to Rule 485(a)(2) under the Securities Act of 1933, filed for the purpose of registering shares of a new series of the Trust, the Driehaus Event Driven Fund (the “Fund”). The Registrant subsequently filed delaying amendments, so changes in response to the comments below will be reflected in Post-Effective Amendment No. 70 to the Trust’s Registration Statement. As you requested, this letter is being filed via EDGAR.

Prospectus

1.	Comment: With respect to footnote “**” to the Annual Fund Operating Expenses table, please explain why an estimate cannot be provided for “Dividends and Interest on Short Sales.”

Response: The Registrant cannot make the necessary assumptions to calculate an estimate for dividends and interest on short sales and therefore believes that any such estimate would be misleading to potential investors. Accordingly, the Registrant respectfully declines to provide an estimate for “Dividends and Interest on Short Sales.” However, the Registrant has provided the disclosure that “Dividends and Interest on Short Sales” cannot be estimated and, therefore, actual Fund expenses may be higher than those shown.

Mr. Vince DiStefano

July 18, 2013

2.	Comment: In footnote “***” to the Annual Fund Operating Expenses table, please clarify who can terminate the Expense Limitation Agreement and under what circumstances.

Response: Pursuant to the Expense Limitation Agreement, the current disclosure in the footnote indicates that the written agreement to cap the Fund’s annual operating expenses terminates upon the earlier of the termination of the investment advisory agreement or August 25, 2016. Since the investment adviser would not be entitled to reimbursement of any waived fees or reimbursed expenses if the investment advisory agreement is terminated, to address this comment we have noted that this circumstance might occur if the investment advisory agreement were to be terminated by the Board of Trustees or the Fund’s shareholders.

3.	Comment: With respect to the second paragraph under Principal Investment Strategies, please explain:

(a)	The meaning of “annualized volatility” in plain English;

(b)	How the Fund will measure volatility;

(c)	How the Fund will target such volatility; and

(d)	The meaning of “various market cycles.”

Response: The following has been added to the second paragraph under “Principal Investment Strategies”:

The Fund seeks to target an annualized volatility, as measured by the standard deviation of returns, of less than that of the S&P 500® Index over full-market cycles, which are typically periods of three to five years. Annualized volatility refers to the fluctuation of a security’s value on a yearly basis. The Fund’s volatility will be monitored daily and positions within the Fund will be adjusted as appropriate to attempt to achieve the stated volatility target.

Mr. Vince DiStefano

July 18, 2013

4.	Comment: In the Principal Risks section, under Main Risks of Derivatives, please delete “gains” from the second to last sentence and please replace “fail to perform” with “default” in the last sentence. In addition, please describe the specific risks associated with the different types of derivatives that are listed in the Principal Investment Strategies section (swaps, options, futures and forwards).

Response: The risk disclosure under Main Risks of Derivatives has been revised as follows:

Derivative instruments (such as swaps, options, futures and forwards) often have risks similar to their underlying currency, security or index, in addition to other risks. The use of derivatives also involves risks different from, and possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is a risk of imperfect correlation between the value of the derivative and the underlying instrument. Derivative instruments may give rise to leverage and losses on derivatives may substantially exceed the initial investment. When used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security or other risk being hedged. Further, since the Fund may invest in derivatives for speculative purposes, losses from speculative positions in a derivative may be much greater than the derivative’s original cost and may be substantial. With over-the-counter derivatives, there is the risk that the other party to the transaction could default. Derivatives may be subject to pricing or “basis” risk, which exists when a particular derivative becomes extraordinarily expensive relative to historical prices or the prices of its corresponding instrument.

The specific risk disclosure associated with forwards is included on page 4 of the Prospectus as follows:

Foreign Currency Forwards and Options Risk. Foreign currency forward contracts involve the risk that anticipated currency movements will not be accurately predicted, which could result in losses on those contracts and additional transaction costs. The use of forward contracts could reduce performance if there are unanticipated changes in currency prices. Options on foreign currencies are affected by the factors that influence foreign exchange rates and investments generally. The Fund’s ability to establish and close out positions on foreign currency options is subject to the maintenance of a liquid secondary market, and there can be no assurance that a liquid secondary market will exist for a particular option at any specific time.

Mr. Vince DiStefano

July 18, 2013

The specific risk disclosure associated with futures and options is included on page 8 of the Prospectus as follows:

The Fund may use futures and options for hedging or speculation. Participation in the options or futures markets involves investment risks and transaction costs to which the Fund would not be subject absent the use of these strategies. In particular, the loss from investing in futures contracts is potentially unlimited. If the Adviser’s prediction of movements in the securities, interest rate or currency markets is inaccurate, the Fund could be in a worse position than if such strategies were not used. Risks inherent in the use of options, futures contracts and options on futures contracts include: (1) imperfect correlation between the price of options and futures contracts and options thereon and movements in the prices of the securities being hedged; (2) the fact that skills needed to use these strategies are different from those needed to select portfolio securities; and (3) the possible absence of a liquid secondary market for any particular instrument at any time.

The specific risk disclosure associated with swaps is included on page 8 of the Prospectus as follows:

The Fund may enter into swap agreements, including credit default swaps, which are agreements between two parties (counterparties) to exchange payments at specified dates (periodic payment dates) on the basis of a specified amount (notional amount) with the payments calculated with reference to a specified asset, reference rate, currency or index. It is possible that developments in the swaps market, including potential government regulation, could adversely affect the Fund’s ability to terminate existing swap agreements or to realize amounts to be received under such agreements.

5.	Comment: In the Principal Risks section, under Short Sale Risk, please remove the reference “as compared to a long position…” and also explain why the use of short sales might cause the Fund to have higher expenses.

Response: The Registrant respectfully declines to remove the reference “as compared to a long position…” as this disclosure is accurate and provides an

Mr. Vince DiStefano

July 18, 2013

investor or potential investor with context for the preceding statement concerning risk of loss from short sales. The disclosure under Short Sale Risk has been enhanced as follows:

The use of short sales also may cause the Fund to have higher expenses than those of other funds due to the payment of dividends and interest, if any, in connection with the short positions as well as the cost to borrow the security.

6.	Comment: With respect to the Investment Objective and Principal Investment Strategies section on page 7, in the third paragraph please clarify what is meant by “near to intermediate term.” Also, in the fifth paragraph of that section, please provide an example of a structured trade.

Response: References to “structured trades” have been removed from the Registration Statement. The following sentence has been added under the Investment Objective and Principal Investment Strategies section to clarify the meaning of “near to intermediate term:”

The Adviser will seek investment opportunities where a catalyst has been identified that is expected to occur within the near to intermediate term, generally within twelve months, to unlock the value embedded in the investment opportunity.

7.	Comment: In the Other Investment Strategies and Risks section, under Temporary Defensive Instruments, Cash or Similar Instruments, please add language to make the disclosure consistent with Item 9 of Form N-1A.

Response: The following sentence has been added under Temporary Defensive Instruments, Cash or Similar Instruments:

Taking a temporary defensive position or holding a large cash position for an extended period of time may result in the Fund not achieving its investment objective.

8.	Comment: In the Other Investment Strategies and Risks section under Credit Default Swap Agreements Risk, please provide disclosure regarding the maximum loss if the Fund is the seller and also discuss the need for segregation of assets.

Mr. Vince DiStefano

July 18, 2013

Response: The following sentences have been added under Credit Default Swap Agreements Risk:

The Fund may be required to segregate or “earmark” assets in accordance with the terms of its swap agreements to provide assets of value and for recourse in the event of a default, bankruptcy or insolvency of the obligor of the underlying asset. Such segregation and “earmarking” will not limit the Fund’s exposure to loss. If the Fund is a buyer and no credit event occurs, the Fund loses its investment and recovers nothing. However, if a credit event occurs, the Fund as a buyer receives the full notional value for a reference obligation that may have little or no value. As a seller, the Fund typically receives a fixed rate of income throughout the term of the contract, which typically is between six months and three years, provided a credit event does not occur. If the Fund is a seller of credit default swaps, the maximum potential loss to the Fund is the notional value of the swap agreement.

9.	Comment: In the Other Investment Strategies and Risks section under Forward Roll Transactions, please disclose the risks associated with such transactions.

Response: The following has been added under Forward Roll Transactions:

Forward roll transactions involve the risk that the market value of the securities sold by the Fund may decline below the repurchase price of those securities.

10.	Comment: Please include the sentence on page 9 of the SAI beginning with “Derivatives may be subject to pricing or ‘basis’ risk…” under the Main Risks of Derivatives in the Principal Risks Section of the Prospectus.

Response: This sentence has been added under the Main Risks of Derivatives in the Prospectus.

11.	Comment: Please update the SAI disclosure to reflect the new CFTC rules and also disclose how such rules will impact the Adviser.

Response: The following disclosure has been added on page 13 of the SAI:

A notice of eligibility for exclusion from the definition of the term “commodity pool operator” has been filed with the National Futures

Mr. Vince DiStefano

July 18, 2013

Association with respect to the Fund. On February 9, 2012, the CFTC adopted amendments to its rules that became effective on December 31, 2012. The Fund intends to limit its use of futures and options on futures or commodities or engage in swap transactions so as to remain eligible for the exclusion. If the exclusion were no longer available, the Adviser would be required to register as a “commodity pool operator,” and the Fund and the Adviser would be subject to regulation under the Commodity Exchange Act as a registrant.

12.	Comment: If the Fund engages in total return swaps, please confirm that the Fund will set aside the appropriate collateral, consistent with SEC Release 10666. In addition, please note that in the future, the SEC may provide additional guidance regarding total return swaps and state that the Fund will comply with such guidance to the extent it uses total return swaps.

Response: If the Fund does engage in total return swaps, it will set aside the appropriate collateral and will follow the SEC’s current guidance (and future, when applicable) on this practice.

13.	Comment: Please update the disclosure relating to qualified dividend income in the Additional U.S. Federal Income Tax Considerations section.

Response: The disclosure on page 23 of the Prospectus and on page 41 of the SAI has been updated.

*        *        *         *        *

Mr. Vince DiStefano

July 18, 2013

If you have any questions regarding these responses, please call me at (312) 609-7732.

Very truly yours,

/s/ Jennifer M. Goodman

cc:	Michelle L. Cahoon

Michael Kailus

Cathy G. O’Kelly

Karin J. Flynn